Kenmar Global Trust (KGT) ended the month of November +0.02% as gains in currencies and metals offset losses in interest rates and stock indices. The Net Asset Value per unit of KGT was $109.67 as of November 30, 2003.

                  Nov 1 2003    Dec 1 2003
                  ----------    ----------
Graham               30%            30%
Grinham              37%            37%
Transtrend           33%            33%

Allocation of Assets to Advisors

During November, US economic data was positive with reports of the labor market appearing to turn the corner, stronger than expected consumer sentiment, record level manufacturing surveys and a still strong real property sector. The combined effect of strong economic numbers and Federal Reserve policymakers maintaining a neutral bias drove the S&P higher. Similarly, European equity markets were positive for the month. However, Asia provided an interesting contrast as disappointing economic reports set a negative tone in Japan, and the Nikkei was unprofitable for the month. As global equities generally strengthened, bond prices rose albeit more on the short-end than on the long-end.

Despite the burst of good economic news in November, the US dollar was weaker overall against most major currencies as investors remained concerned about fiscal budgets and Iraqi insurgency. The weakness in the greenback prompted the Canadian government to hint that they might cut short-term interest rates; the Canadian dollar reached a 10-year high against its US counterpart. The euro reached a new lifetime high against the dollar, similarly benefiting from overall US dollar pessimism. In the UK, the sterling also ended the month higher as the Bank of England raised rates a quarter of a point, the first rate rise in more than 3 1/2 years. The Aussie dollar enjoyed a substantial move higher, helped in part by a surprise rate increase by the Australian central bank.

In the commodities, gold climbed during the month and the metals markets were generally supported by month-end rumors that the Bush administration may retract the US import tariff on foreign steel. The energy complex enjoyed a surge in prices for most of the month, however at the end of the month prices fell-back slightly on a report that OPEC had exceeded its production ceiling for November.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

                               KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING NOVEMBER 30, 2003



                            STATEMENT OF INCOME(LOSS)
                            -------------------------

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                       $194,684.98
Change in Unrealized Gain/(Loss)                                    $52,046.62
Gain/(Loss) on Other Investments ($1,373.33)
Brokerage Commission                                              ($195,185.30)
                                                               ----------------
Total Trading Income                                                $50,172.97

EXPENSES
Audit Fees                                                           $3,333.33
Administrative and Legal Fees                                        $8,165.68
Management Fees                                                          $0.00
Offering Fees                                                       $10,000.00
Incentive Fees                                                      $34,952.56
Other Expenses                                                           $0.00
                                                               ----------------
Total Expenses                                                      $56,451.57

INTEREST INCOME                                                     $10,887.73

NET INCOME(LOSS) FROM THE PERIOD                                     $4,609.13
                                                               ================


                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)



Beginning of Month                             $23,422,235.62
Addition                                          $569,959.35
Withdrawal                                       ($297,490.52)
Net Income/(Loss)                                   $4,609.13
                                             -----------------
Month End                                      $23,699,313.58

Month End NAV Per Unit                                $109.67

Monthly Rate of Return                                  0.02%
Year to Date Rate of Return                            -0.99%




            To the best of our knowledge and belief, the information
                        above is accurate and complete:


/s/Kenneth A. Shewer                                  /s/Marc. S. Goodman
---------------------------                           --------------------------
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President


                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust